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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                AMENDMENT NO. 5


                                       TO

                                  SCHEDULE TO
          TENDER OFFER STATEMENT UNDER TO SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        FIRSTCITY FINANCIAL CORPORATION
                       (Name of Subject Company (Issuer))

                        FIRSTCITY FINANCIAL CORPORATION
                                JAMES R. HAWKINS
                                JAMES T. SARTAIN
                                RICHARD E. BEAN
                       (Name of Filing Persons (Issuer))

                 NEW PREFERRED STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   33761X 305
                     (CUSIP Number of Class of Securities)

                                JAMES T. SARTAIN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        FIRSTCITY FINANCIAL CORPORATION
                              6400 IMPERIAL DRIVE
                               WACO, TEXAS 76712
                                 (254) 751-1750

                                WITH COPIES TO:

              BRIAN D. BARNARD                             RICHARD J. VANDER WOUDE
            HAYNES AND BOONE, LLP                          SENIOR VICE PRESIDENT,
               201 MAIN STREET                          GENERAL COUNSEL AND SECRETARY
                 SUITE 2200                            FIRSTCITY FINANCIAL CORPORATION
           FORT WORTH, TEXAS 76102                           6400 IMPERIAL DRIVE
               (817) 347-6600                                 WACO, TEXAS 76712
                                                               (254) 751-1750

         (Names, Addresses and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of Filing Persons)

 [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

 [ ] third-party tender offer subject to Rule 14d-1.

 [X] issuer tender offer subject to Rule 13e-4.

 [X] going-private transaction subject to Rule 13e-3.

 [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     This Amendment No. 5 to combined Tender Offer Statement on Schedule TO and Rule 13e-3 Transaction Statement (collectively, the "Schedule TO") is filed by FirstCity Financial Corporation, a Delaware corporation ("FirstCity"), James R. Hawkins ("Hawkins"), James T. Sartain ("Sartain"), and Richard E. Bean ("Bean" and together with Hawkins and Sartain, the "Filing Persons"), and relate to the offer (the "Offer") by FirstCity to exchange each issued and outstanding share of its New Preferred Stock, par value $0.01 per share (the "New Preferred Stock"), for, at the election of the holder of the New Preferred Stock, either
(a) two shares of FirstCity common stock, par value $0.01 per share, and cash totaling $10.00 or (b) three shares of FirstCity common stock and cash totaling $8.00 (the "Exchange Consideration"), on the terms and subject to the conditions described in the prospectus filed as Exhibit (a)(1) hereto.



     The Offer is open to all holders of the New Preferred Stock and is on the terms and subject to the conditions set forth in First City's registration statement on Form S-4 (SEC File No. 333-90258) relating to the shares of common stock to be issued to stockholders in the Offer originally filed with the Securities Exchange Commission on June 11, 2002, as amended (as so amended, the "Registration Statement"). The terms and conditions of the Offer are set forth in the prospectus which is a part of the Registration Statement (the "Prospectus"), and the related Letter of Transmittal, which are exhibits (a)(1) and (a)(2) hereto.


ITEM 1.  SUMMARY TERM SHEET


     Information is disclosed to security holders in a prospectus meeting the requirements of Rule 421(d) of the Securities Act of 1933 previously filed pursuant to Rule 424(b)(3) on October 28, 2002. A summary term sheet is set forth on page 1 of the Prospectus.


ITEM 2.  SUBJECT COMPANY INFORMATION

     (a) Name and Address. The information set forth in the Prospectus and the related Letter of Transmittal under the caption "Information About FirstCity and Certain Affiliates" is incorporated by reference pursuant to General Instruction F to Schedule TO.

     (b) Securities. The information set forth in the Prospectus and the related Letter of Transmittal under the caption "Description of FirstCity's Capital Stock -- General" is incorporated by reference pursuant to General Instruction F to Schedule TO.

     (c) Trading Market and Price. The information set forth in the Prospectus and the related Letter of Transmittal under the caption "Market Prices and Dividends" is incorporated by reference pursuant to General Instruction F to Schedule TO.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON

     (a) Name and Address. The information set forth in the Prospectus and the related Letter of Transmittal under the captions "Information About FirstCity and Certain Affiliates" and "Special Factors -- Interests of Certain Persons in the Exchange Offer" is incorporated by reference pursuant to General Instruction F to Schedule TO.

ITEM 4.  TERMS OF THE TRANSACTION

     (a) Material Terms. The information set forth in the Prospectus and the related Letter of Transmittal under the captions "Questions and Answers About the Exchange Offer," "The Exchange Offer," "Description of FirstCity's Capital Stock," and "Special Factors -- Material Federal Income Tax Consequences" is incorporated by reference pursuant to General Instruction F to Schedule TO.

     (b) Purchases. The information set forth in the Prospectus and the related Letter of Transmittal under the caption "Special Factors -- Interests in Certain Persons in the Exchange Offer" is incorporated by reference pursuant to General Instruction F to Schedule TO.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     (e) Agreements Involving the Subject Company's Securities. The information set forth in the Prospectus and the related Letter of Transmittal under the caption "Special Factors -- Fees and Expenses of the Exchange Offer; Source of Funds" is incorporated by reference pursuant to General Instruction F to Schedule TO.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     (a) Purposes. The information set forth in the Prospectus and the related Letter of Transmittal under the captions "Questions and Answers About the Exchange Offer," "Special Factors -- Background of the Exchange Offer" and
"-- Reasons for the Exchange Offer and Fairness of the Exchange Offer" is incorporated by reference pursuant to General Instruction F to Schedule TO.

     (b) Use of Securities Acquired. The information set forth in the Prospectus and the related Letter of Transmittal under the caption "Special Factors -- Effect of the Exchange Offer" is incorporated by reference pursuant to General Instruction F to Schedule TO.

     (c) Plans. The information set forth in the Prospectus and the related Letter of Transmittal under the captions "Questions and Answers About the Exchange Offer," "Special Factors -- Background of the Exchange Offer,"
"-- Reasons for the Exchange Offer and Fairness of the Exchange
Offer," -- Effect of the Exchange Offer" and "-- Fees and Expenses of the Exchange Offer; Source of Funds" is incorporated by reference pursuant to General Instruction F to Schedule TO.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a) Source of Funds. The information set forth in the Prospectus and the related Letter of Transmittal under the caption "Special Factors -- Fees and Expenses of the Exchange Offer; Source of Funds" is incorporated by reference pursuant to General Instruction F to Schedule TO.

     (b) Conditions. The information set forth in the Prospectus and the related Letter of Transmittal under the caption "Special Factors -- Fees and Expenses of the Exchange Offer; Source of Funds" is incorporated by reference pursuant to General Instruction F to Schedule TO.

     (d) Borrowed Funds.  Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a) Securities Ownership. The information set forth in the Prospectus and the related Letter of Transmittal under the caption "Special
Factors -- Interests of Certain Persons in the Exchange Offer" is incorporated by reference pursuant to General Instruction F to Schedule TO.

     (b) Securities Transactions. The information set forth in the Prospectus and the related Letter of Transmittal under the caption "Recent Transactions in Securities" is incorporated by reference pursuant to General Instruction F to Schedule TO.

ITEM 9.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

     (a) Solicitations or Recommendations. The information set forth in the Prospectus and the related Letter of Transmittal under the captions "Special Factors -- Fees and Expenses of the Exchange Offer; Source of Funds" and "The Exchange Offer -- Fees and Expenses" is incorporated by reference pursuant to General Instruction F to Schedule TO.

ITEM 10.  FINANCIAL STATEMENTS

     (a) Financial Information. The information set forth in the Prospectus and the related Letter of Transmittal under the caption "Selected Consolidated Financial Data" is incorporated by reference pursuant to General Instruction F to Schedule TO.

     (b) Pro Forma Information. The information set forth in the Prospectus and the related Letter of Transmittal under the captions "Selected Unaudited Pro Forma Consolidated Condensed Financial Data" and "Unaudited Pro Forma Consolidated Condensed Financial Data" is incorporated by reference pursuant to General Instruction F to Schedule TO.

ITEM 11.  ADDITIONAL INFORMATION

     (a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Prospectus and the related Letter of Transmittal under the caption "The Exchange Offer -- Certain Legal Matters" is incorporated by reference pursuant to General Instruction F to Schedule TO.

     (b) Other Material Information. The entirety of the Prospectus and the related Letter of Transmittal is incorporated by reference pursuant to General Instruction F to Schedule TO.

ITEM 12.  EXHIBITS


(a)(1)  --   Prospectus relating to shares of FirstCity Common Stock to be issued in the Offer (previously filed pursuant to Rule
             424(b)(3) on October 28, 2002)
(a)(2)  --   Form of Letter of Transmittal (included as Appendix A to the
             Prospectus previously filed pursuant to Rule 424(b)(3) on
             October 28, 2002)
(a)(3)  --   Form of Notice of Guaranteed Delivery (previously filed as
             Exhibit 99(a)(3) to FirstCity's Tender Offer Statement on
             Schedule TO and Rule 13e-3 Transaction Statement filed on
             June 11, 2002)
(a)(4)  --   Form of Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees (previously filed as Exhibit
             99(a)(4) to FirstCity's Tender Offer Statement on Schedule
             TO and Rule 13e-3 Transaction Statement filed on June 11,
             2002)
(a)(5)  --   Form of Letter to Clients for Use by Brokers, Dealers,
             Commercial Banks, Trust Companies and Other Nominees
             (previously filed as Exhibit 99(a)(5) to FirstCity's Tender
             Offer Statement on Schedule TO and Rule 13e-3 Transaction
             Statement filed on June 11, 2002)
(d)(1)  --   Securities Purchase Agreement, dated June 11, 2002, among
             FirstCity, FirstCity Consumer Lending Corporation, FirstCity
             Funding, L.P., FirstCity Funding GP Corp., IFA Drive GP
             Holdings LLC, IFA Drive LP Holdings LLC, Drive Holdings LP
             and Drive Financial Services LP (previously filed as Exhibit
             99(d)(1) to FirstCity's Tender Offer Statement on Schedule
             TO and Rule 13e-3 Transaction Statement filed on June 11,
             2002)
(d)(2)  --   Amended and Restated Letter of Intent, dated May 25, 2002, among FirstCity and the FCHC Group (previously filed as
             Exhibit 99(3)(2) to FirstCity's Tender Offer Statement on
             Schedule TO and Rule 13e-3 Transaction Statement filed on
             June 11, 2002)
(d)(3)  --   Confirmation of Intent to Tender Shares of New Preferred
             Stock, by each of James R. Hawkins, James T. Sartain,
             Richard E. Bean, Dane Fulmer, Robert E. Garrison, and C.
             Ivan Wilson (previously filed as Exhibit 99(d)(3) to
             FirstCity's Amendment No. 1 to Tender Offer Statement on
             Schedule TO and Rule 13e-3 Transaction Statement filed on
             July 26, 2002)
(d)(4)  --   Commitment Letter, dated September 25, 2002, between
             FirstCity Financial Corporation and BoS(USA), Inc. (filed as
             Exhibit 10.50 to FirstCity's Pre-Effective Amendment No. 3
             to its Registration Statement on Form S-4 filed on September
             30, 2002 and incorporated by reference)


ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3

  ITEM 2.  SUBJECT COMPANY INFORMATION

          (d) Dividends. The information set forth in the Prospectus and the related Letter of Transmittal under the caption "Market Prices and Dividends" is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

          (e) Prior Public Offerings.  Not applicable.

          (f) Prior Stock Purchases. The information set forth in the Prospectus and the related Letter of Transmittal under the caption "Recent Transactions in Securities" is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

  ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON

          (b) Business and Background of Entities.  Not applicable.

          (c) Business and Background of Natural Persons. The information set forth in the Prospectus and the related Letter of Transmittal under the captions "Information About FirstCity and Certain Affiliates" and "Management -- Directors and Executive Officers" is incorporated by reference pursuant to General Instruction F to Schedule 13E-3. During the last five years, none of FirstCity, the Filing Persons, or, to the best of its knowledge, any of FirstCity's executive officers and directors has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each of the natural persons referred to herein is a United States citizen.

  ITEM 4.  TERMS OF THE TRANSACTION

          (c) Different Terms.  Not applicable.

          (d) Appraisal Rights. The information set forth in the Prospectus and the related Letter of Transmittal under the caption "Prospectus
     Summary -- No Appraisal Rights in Connection with the Offer" is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

          (e) Provisions for Unaffiliated Security Holders. The information set forth in the Prospectus and the related Letter of Transmittal under the caption "Special Factors -- Reasons for the Exchange Offer and Fairness of the Exchange Offer" is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

          (f) Eligibility for Listing or Trading. The information set forth in the Prospectus and the related Letter of Transmittal under the caption "Special Factors -- Effect of the Exchange Offer" is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

  ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

          (a) Transactions. The information set forth in the Prospectus and the related Letter of Transmittal under the caption "Special
     Factors -- Background of the Exchange Offer" and "Management -- Certain Relationships and Related Transactions" is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

          (b) Significant Corporate Events.  Not applicable.

          (c) Negotiations or Contacts.  Not applicable.

  ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

          (a) Purposes. The information set forth in the Prospectus and the related Letter of Transmittal under the captions "Questions and Answers About the Exchange Offer," "Special Factors -- Background of the Exchange Offer" and "-- Reasons for the Exchange Offer and Fairness of the Exchange Offer" is incorporated by reference pursuant to General Instruction F to
     Schedule 13E-3.

          (b) Alternatives. The information set forth in the Prospectus and the related Letter of Transmittal under the captions "Special
     Factors -- Background of the Exchange Offer" and "-- Reasons for the Exchange Offer and Fairness of the Exchange Offer" is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

          (c) Reasons. The information set forth in the Prospectus and the related Letter of Transmittal under the captions "Questions and Answers About the Exchange Offer," "Special Factors -- Background of the Exchange Offer," "-- Reasons for the Exchange Offer and Fairness of the Exchange

     Offer," -- Effect of the Exchange Offer" and "-- Fees and Expenses of the Exchange Offer; Source of Funds" is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

          (d) Effects. The information set forth in the Prospectus and the related Letter of Transmittal under the captions "Questions and Answers About the Exchange Offer," "Special Factors -- Background of the Exchange Offer," "-- Reasons for the Exchange Offer and Fairness of the Exchange Offer," -- Effect of the Exchange Offer," "-- Fees and Expenses of the Exchange Offer; Source of Funds" and "-- Material Federal Income Tax Consequences" is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

  ITEM 8.  FAIRNESS OF THE TRANSACTION

          (a) Fairness. The information set forth in the Prospectus and the related Letter of Transmittal under the captions "Special
     Factors -- Background of the Exchange Offer," "-- Recommendation of the Special Committee and the FirstCity Board," "-- Reasons for the Exchange Offer and Fairness of the Exchange Offer," and "-- Review of the Exchange Offer by Filing Persons" is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

          (b) Factors Considered in Determining Fairness. The information set forth in the Prospectus and the related Letter of Transmittal under the captions "Special Factors -- Background of the Exchange Offer,"
     "-- Recommendation of the Special Committee and the FirstCity Board,"
     "-- Reasons for the Exchange Offer and Fairness of the Exchange Offer," "-- Review of the Exchange Offer by Filing Persons," and "-- Fairness Opinion of Keefe, Bruyette & Woods" is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

          (c) Approval of Security Holders. The information set forth in the Prospectus and the related Letter of Transmittal under the caption "Special Factors -- Reasons for the Exchange Offer and Fairness of the Exchange Offer" is incorporated by reference pursuant to General Instruction F to
     Schedule 13E-3.

          (d) Unaffiliated Representative. The information set forth in the Prospectus and the related Letter of Transmittal under the captions "Special Factors -- Background of the Exchange Offer," "-- Recommendation of the Special Committee and the FirstCity Board," "-- Reasons for the Exchange Offer and Fairness of the Exchange Offer," and "-- Fairness Opinion of Keefe, Bruyette & Woods" is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

          (e) Approval of Directors. The information set forth in the Prospectus and the related Letter of Transmittal under the captions "Special Factors -- Background of the Exchange Offer," "-- Recommendation of the Special Committee and the FirstCity Board" and "-- Reasons for the Exchange Offer and Fairness of the Exchange Offer" is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

          (f) Other Offers.  Not applicable.

  ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

          (a) Report, Opinion or Appraisal. The information set forth in the Prospectus and the related Letter of Transmittal under the captions "Special Factors -- Background of the Exchange Offer" and "Special
     Factors -- Fairness Opinion of Keefe, Bruyette & Woods" is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

          (b) Preparer and Summary of the Report, Opinion, or Appraisal. The information set forth in the Prospectus and the related Letter of Transmittal under the caption "Special Factors -- Fairness Opinion of Keefe, Bruyette & Woods" is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

          (c) Availability of Documents. The information set forth in the Prospectus and the related Letter of Transmittal under the caption "Special Factors -- Fairness Opinion of Keefe, Bruyette & Woods" is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

  ITEM 10.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

          (c) Expenses. The information set forth in the Prospectus and the related Letter of Transmittal under the captions "Special Factors -- Description of the Terms of the Recapitalization" and "Special
     Factors -- Fees and Expenses of the Exchange Offer; Source of Funds" is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

  ITEM 12.  THE SOLICITATION OR RECOMMENDATION

          (d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Prospectus and the related Letter of Transmittal under the captions "Special Factors -- Background of the Exchange Offer" and "-- Reasons for the Exchange Offer and Fairness of the Exchange Offer" is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

          (e) Recommendations of Others. The information set forth in the Prospectus and the related Letter of Transmittal under the captions "Special Factors -- Background of the Exchange Offer," "-- Reasons for the Exchange Offer and Fairness of the Exchange Offer," "-- Review of the Exchange Offer by Filing Persons," and "-- Fairness Opinion of Keefe, Bruyette & Woods" is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

  ITEM 14.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

          (b) Employees and Corporate Assets. The information set forth in the Prospectus and the related Letter of Transmittal under the captions "Special Factors -- Fees and Expenses of the Exchange Offer; Source of Funds" and "The Exchange Offer -- Fees and Expenses" is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

  ITEM 16.  EXHIBITS


  (c)(1) -- Fairness Opinion of Keefe, Bruyette & Woods dated October 23, 2002 (included as Appendix B to the Prospectus previously filed pursuant to Rule 424(b)(3) on October 24, 2002).


  (c)(2) -- Presentation of Keefe, Bruyette & Woods, Inc. to the Special Committee of FirstCity, dated March 20, 2002 (previously filed as
            Exhibit 99(c)(2) to FirstCity's Amendment No. 1 to Tender Offer Statement on Schedule TO and Rule 13e-3 Transaction Statement filed on July 26, 2002).

  (c)(3) -- Presentation of Keefe, Bruyette & Woods, Inc. to the Board of Directors of FirstCity, dated March 26, 2002 (previously filed as
            Exhibit 99(c)(3) to FirstCity's Amendment No. 1 to Tender Offer Statement on Schedule TO and Rule 13e-3 Transaction Statement filed on July 26, 2002).

  (c)(4) -- Presentation of Keefe, Bruyette & Woods, Inc. to the Special Committee, dated September 27, 2002 (previously filed as Exhibit 99(c)(4) to FirstCity's Amendment No. 3 to Tender Offer Statement on Schedule TO and Rule 13e-3 Transaction Statement filed on September 30, 2002).

  (c)(5) -- Presentation of Keefe, Bruyette & Woods, Inc. to the Board of Directors of FirstCity, dated September 30, 2002 (previously filed as Exhibit 99(c)(5) to FirstCity's Amendment No. 3 to Tender Offer Statement on Schedule TO and Rule 13e-3 Transaction Statement filed on September 30, 2002).

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: October 28, 2002                    FIRSTCITY FINANCIAL CORPORATION


                                          By:     /s/ JAMES T. SARTAIN
                                            ------------------------------------
                                                      James T. Sartain
                                               President and Chief Executive
                                                           Officer

                                                  /s/ JAMES R. HAWKINS
                                            ------------------------------------
                                                      James R. Hawkins

                                                  /s/ JAMES T. SARTAIN
                                            ------------------------------------
                                                      James T. Sartain

                                                   /s/ RICHARD E. BEAN
                                            ------------------------------------
                                                      Richard E. Bean

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                                 EXHIBIT NAME
-------                                ------------
(a)(1)    --   Prospectus relating to shares of FirstCity Common Stock to be issued in the Offer (previously filed pursuant to Rule
               424(b)(3) on October 28, 2002)
(a)(2)    --   Form of Letter of Transmittal (included as Appendix A to the
               Prospectus previously filed pursuant to Rule 424(b)(3) on
               October 28, 2002)
(a)(3)    --   Form of Notice of Guaranteed Delivery (previously filed as
               Exhibit 99(a)(3) to FirstCity's Tender Offer Statement on
               Schedule TO and Rule 13e-3 Transaction Statement filed on
               June 11, 2002)
(a)(4)    --   Form of Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees (previously filed as Exhibit
               99(a)(4) to FirstCity's Tender Offer Statement on Schedule
               TO and Rule 13e-3 Transaction Statement filed on June 11,
               2002)
(a)(5)    --   Form of Letter to Clients for Use by Brokers, Dealers,
               Commercial Banks, Trust Companies and Other Nominees
               (previously filed as Exhibit 99(a)(5) to FirstCity's Tender
               Offer Statement on Schedule TO and Rule 13e-3 Transaction
               Statement filed on June 11, 2002)
(c)(1)    --   Fairness Opinion of Keefe, Bruyette & Woods dated October
               23, 2002 (included as Appendix B to the Prospectus
               previously filed pursuant to Rule 424(b)(3) on October 28,
               2002).
(c)(2)    --   Presentation of Keefe, Bruyette & Woods, Inc. to the Special
               Committee of FirstCity, dated March 20, 2002 (previously
               filed as Exhibit 99(c)(2) to FirstCity's Amendment No. 1 to
               Tender Offer Statement on Schedule TO and Rule 13e-3
               Transaction Statement filed on July 26, 2002).
(c)(3)    --   Presentation of Keefe, Bruyette & Woods, Inc. to the Board
               of Directors of FirstCity, dated March 26, 2002 (previously filed as Exhibit 99(c)(3) to FirstCity's Amendment No. 1 to
               Tender Offer Statement on Schedule TO and Rule 13e-3
               Transaction Statement filed on July 26, 2002).
(c)(4)    --   Presentation of Keefe, Bruyette & Woods, Inc. to the Special
               Committee, dated September 27, 2002 (previously filed as
               Exhibit 99(c)(4) to FirstCity's Amendment No. 3 to Tender
               Offer Statement on Schedule TO and Rule 13e-3 Transaction
               Statement filed on September 30, 2002).
(c)(5)    --   Presentation of Keefe, Bruyette & Woods, Inc. to the Board
               of Directors of FirstCity, dated September 30, 2002
               (previously filed as Exhibit 99(c)(5) to FirstCity's
               Amendment No. 3 to Tender Offer Statement on Schedule TO and
               Rule 13e-3 Transaction Statement filed on September 30,
               2002).
(d)(1)    --   Securities Purchase Agreement, dated June 11, 2002, among
               FirstCity, FirstCity Consumer Lending Corporation, FirstCity
               Funding, L.P., FirstCity Funding GP Corp., IFA Drive GP
               Holdings LLC, IFA Drive LP Holdings LLC, Drive Holdings LP
               and Drive Financial Services LP (previously filed as Exhibit
               99(d)(1) to FirstCity's Tender Offer Statement on Schedule
               TO and Rule 13e-3 Transaction Statement filed on June 11,
               2002)
(d)(2)    --   Amended and Restated Letter of Intent, dated May 25, 2002, among FirstCity and the FCHC Group (previously filed as
               Exhibit 99(3)(2) to FirstCity's Tender Offer Statement on
               Schedule TO and Rule 13e-3 Transaction Statement filed on
               June 11, 2002)
(d)(3)    --   Confirmation of Intent to Tender Shares of New Preferred
               Stock, by each of James R. Hawkins, James T. Sartain,
               Richard E. Bean, Dane Fulmer, Robert E. Garrison, and C.
               Ivan Wilson (previously filed as Exhibit 99(d)(3) to
               FirstCity's Amendment No. 1 to Tender Offer Statement on
               Schedule TO and Rule 13e-3 Transaction Statement filed on
               July 26, 2002)
(d)(4)    --   Commitment Letter, dated September 25, 2002, between
               FirstCity Financial Corporation and BoS(USA), Inc. (filed as
               Exhibit 10.50 to FirstCity's Pre-Effective Amendment No. 3
               to its Registration Statement on Form S-4 filed on September
               30, 2002 and incorporated by reference)